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                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                 ---------------


(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the year ended: December 31, 2004
                                          -----------------

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from ________ to ________

                         Commission file number  0-19725
                                                 -------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    L. Perrigo Company Profit-Sharing and Investment Plan


          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Perrigo Company
                       515 Eastern Avenue
                       Allegan, MI  49010




                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           L. Perrigo Company Profit-Sharing and Investment Plan
                           -----------------------------------------------------
                                    (Name of Plan)


Date:  June 28, 2005       /s/ Douglas R. Schrank
       -------------       ---------------------------------------------
                           Douglas R. Schrank
                           Executive Vice President and Chief Financial Officer
                              Principal Accounting and Financial Officer
                           Perrigo Company

================================================================================

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                                 L. PERRIGO COMPANY
                                 PROFIT-SHARING AND
                                    INVESTMENT PLAN






                              FINANCIAL STATEMENTS AND SCHEDULE
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                  L. PERRIGO COMPANY
                                  PROFIT-SHARING AND
                                     INVESTMENT PLAN




          =====================================================

                              FINANCIAL STATEMENTS AND SCHEDULE
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                                        CONTENTS

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   INDEPENDENT AUDITORS' REPORT                                                3


   FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits -
        December 31, 2004 and 2003                                             4
     Statements of Changes in Net Assets Available for Benefits -
        Years Ended December 31, 2004 and 2003                                 5
     Notes to Financial Statements                                          6-10


   SUPPLEMENTAL SCHEDULE
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
        December 31, 2004                                                     11

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of L. Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L. Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO Seidman, LLP

Grand Rapids, Michigan
May 16, 2005

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                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

================================================================================


December 31,                                                                              2004               2003
------------------------------------------------------------------------------------------------------------------
Investments, at fair value (Note 2)
     Putnam Money Market Fund                                                    $  10,821,661*     $  10,300,761*
     Mutual funds:
         Van Kampen Growth and Income Fund                                          21,871,835*        18,680,152*
         Putnam Vista Fund                                                          17,091,341*        14,991,112*
         Dodge & Cox Balanced Fund                                                  16,886,582*        14,056,722*
         MSDW Institutional Small Company Growth Class B                            14,129,279*        11,651,685*
         Pimco Total Return Institutional                                            9,361,170*         7,923,630*
         Neuberger Berman Genesis Trust                                              7,675,363*         5,647,039
         Putnam International Equity Fund                                            7,067,512          5,579,970
         ABN AMRO/Chicago Growth Fund                                                6,558,605          5,754,103
         Harbor Capital Appreciation Fund                                            6,388,000          5,267,759
         Calamos Growth Fund                                                         2,007,929            246,008
         Harbor International Fund                                                   1,491,507            151,332
     Common/collective trust:
         Putnam S & P 500 Fund                                                      10,338,285*         8,959,049*
     Perrigo Company common stock                                                   11,977,865*        10,719,158*
     Participant loans                                                               3,248,544          2,870,036
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Total investments                                                                  146,915,478        122,798,516
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Receivables
     Participant contributions                                                               -             41,733
     Employer contributions                                                                  -            148,171
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Total receivables                                                                            -            189,904
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NET ASSETS AVAILABLE FOR BENEFITS                                                $ 146,915,478      $ 122,988,420
==================================================================================================================

                                 See accompanying notes to financial statements.

* Represents 5% or more of net assets available for benefits.

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                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

================================================================================


Year ended December 31,                                                              2004                    2003
------------------------------------------------------------------------------------------------------------------
ADDITIONS
     Contributions:
         Participant                                                        $   7,686,361           $   6,904,658
         Employer                                                               8,391,486               6,944,982
     Investment income:
         Interest income from cash equivalents and
             participant loans                                                    196,639                 224,447
         Net gain from mutual funds                                            13,748,463              18,729,864
         Net gain from common/collective trust                                    994,932               2,086,314
         Net gain from Perrigo Company
             common stock:
             Net appreciation                                                   1,061,142               2,412,402
             Dividends                                                             97,066                  72,724
------------------------------------------------------------------------------------------------------------------

Total additions                                                                32,176,089              37,375,391
------------------------------------------------------------------------------------------------------------------

DEDUCTIONS
     Distribution of benefits to participants                                   8,236,968               7,921,970
     Administrative fees                                                           12,063                  13,312
------------------------------------------------------------------------------------------------------------------

Total deductions                                                                8,249,031               7,935,282
------------------------------------------------------------------------------------------------------------------

Net increase                                                                   23,927,058              29,440,109

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                          122,988,420              93,548,311
------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                              $ 146,915,478           $ 122,988,420
==================================================================================================================

                                 See accompanying notes to financial statements.

                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


1. PLAN DESCRIPTION      The following description of the L. Perrigo Company
                         Profit-Sharing and Investment Plan (formerly the L.
                         Perrigo Investment Plan and Trust) (Plan) provides only general information. Participants should refer to the plan agreement or plan summary for a more complete description of the Plan's provisions.

                         GENERAL

                         The Plan is a defined contribution plan in which substantially all employees of L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals and Perrigo International, Inc. (Company) are eligible to participate. The minimum term of service for employees to participate in the Plan is four consecutive months of service in which an employee works at least 83 hours in each month. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied. For employees hired after December 31, 2002, the Plan has automatic enrollment. Under this enrollment, 2% of participant's compensation will automatically be deferred into the Plan. The 2% automatic deferral amount is invested in the Putnam Money Market Fund. The participant has the option to withdraw from the Plan within 45 days after participant eligibility is met, or choose to increase the deferral percentage. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee (Committee).

                         CONTRIBUTIONS

                         A participant may contribute to the Plan annually an amount not less than 1% and not more than 50% of his or her compensation, up to the dollar limit set by the federal government (for 2004, limit is $13,000). Participants who are at least 50 years of age by the end of a Plan year, may elect to make an additional "catch up" contribution salary deferral for that Plan year (for 2004, "catch up" limit is $3,000). The Company has agreed to match employee contributions per plan year at the rate of 100% of the first 2% of employee

                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


                         contributions and 50% of the next 2% of employee contributions. The minimum term of service for employees to be eligible for employer matching contributions in the Plan is one year. Amounts credited to a participant's investment account relating to participant contributions and employer matching contributions are 100% vested at all times. The Company has the right under the Plan to discontinue such contributions at any time.

                         The Company has agreed to voluntarily contribute such amounts as determined by the board of directors of the Company. The Employer's voluntary contribution is allocated based on the ratio of the participant's eligible compensation to aggregate participants' eligible compensation for the year. Vesting of the Employer's voluntary contribution begins at 33% when two years of service are met and then increases at a rate of 33% for each additional year of service until 100% is reached after four years.

                         Discretionary contributions in the amounts of $5,404,979 and $4,019,395 were made by the Company in 2004 and 2003, respectively.

                         PARTICIPANT ACCOUNTS

                         Participants direct the investment of their contributions, the employer matching contribution and the Employer's voluntary contribution into various investment options offered by the Plan. Currently, the Plan offers mutual funds, a common/collective trust and the Company's common stock as investment options for plan participants.

                         PARTICIPANT LOANS

                         Participants may, with the consent of the Committee, borrow an amount not to exceed the lesser of 50% of their account balance or $50,000. The amount must be at least $1,000. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral contribution and rollover accounts. All loans must be repaid within five years, except for loans used to

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                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


                         acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 6.0% to 11.5% at December 31, 2004. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

                         WITHDRAWALS

                         A participant may elect to withdraw up to an amount equal to the balance in the participant's elective contribution account on the allocation date coinciding with or immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet an immediate and heavy financial need of the participant, (2) the amount of the withdrawal does not exceed such financial need, (3) the amount of the withdrawal is not reasonably available from other resources of the participant, and
                         (4) all available plan loans have been taken. This hardship withdrawal is subject to 10% federal income tax penalty and the participant cannot make elective deferrals for 6 months following the hardship withdrawal.

                         A participant may also elect to make a similar withdrawal, provided that participant has reached fifty-nine and one half years of age, even if the participant is still employed.

                         PAYMENT OF BENEFITS

                         Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or annual installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

                         FORFEITURES

                         Forfeited unvested accounts in the amount of $67,768 and $29,503 in 2004 and 2003, respectively, were reallocated to remaining plan participants. Forfeitures are applied to participant accounts as an additional employer discretionary contribution. No additional forfeited amounts remained in the Plan at December 31, 2004.

                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


2. SIGNIFICANT           BASIS OF ACCOUNTING
   ACCOUNTING
   POLICIES              The accompanying financial statements have been
                         prepared under the accrual method of accounting.

                         USE OF ESTIMATES

                         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments, which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the financial statements.

                         RECLASSIFICATION

                         Certain prior year information has been reclassified to conform to current year presentation.

                         INVESTMENT VALUATION AND INCOME RECOGNITION

                         Investments in mutual funds and Perrigo Company common stock are stated at fair value based on quoted market prices. Common/ collective trust is stated at its fair value as determined by the trustee/custodian based upon quoted market prices of the underlying securities. Participant loans are stated at cost, which approximates fair value. Investment purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis.

                         PAYMENT OF BENEFITS

                         Benefits are recorded when paid.

                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


3. ASSETS IN TRUST       Under the terms of the trust agreement with Putnam
   FUND                  Fiduciary Trust Company (Putnam), the custodian manages
                         the trust fund on behalf of the Plan. Putnam has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo
                         Company common stock.

4. RELATED PARTY         Certain Plan investments throughout the year
   TRANSACTIONS          represented shares of various types of investments that
                         were managed by Putnam. These transactions qualify as party-in-interest. Administrative fees paid by the Plan to Putnam amounted to $12,063 and $13,312 in 2004 and 2003, respectively.

5. PLAN TERMINATION      Although it has not expressed any intent to do so, the
                         Employer has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, all participants will become fully vested in their accounts.

6. INCOME TAX            The Plan obtained its latest determination letter on
   STATUS                October 3, 2002, in which the Internal Revenue Service
                         stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code
                         (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
                         Therefore, no provision for income taxes has been included in the Plan's financial statements.

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                                                              L. PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

================================================================================


                                                                 EIN: 38-0920980
                                                                Plan Number: 003

December 31, 2004
--------------------------------------------------------------------------------------------------------------------

                                                                  (c)
                                                      Description of Investment,
                                                      including Shares, Maturity
                         (b)                            Date, Rate of Interest,                           (e)
        Identity of Issuer, Borrower, Lessor          Collateral, Par or Maturity        (d)            Current
(a)               or Similar Party                               Value                   Cost            Value
--------------------------------------------------------------------------------------------------------------------
 *    Putnam Money Market Fund                             10,821,661 shares              **         $ 10,821,661
      Mutual funds:
           Van Kampen Growth and Income Fund                1,083,297 shares              **           21,871,835
 *         Putnam Vista Fund                                1,799,088 shares              **           17,091,341
           Dodge & Cox Balanced Fund                          212,811 shares              **           16,886,582
           MSDW Institutional Small Company
              Growth Class B                                1,175,481 shares              **           14,129,279
           Pimco Total Return Institutional                   877,335 shares              **            9,361,170
           ABN AMRO/Chicago Growth Fund                       283,431 shares              **            6,558,605
           Neuberger Berman Genesis Trust                     179,877 shares              **            7,675,363
 *         Putnam International Equity Fund                   298,459 shares              **            7,067,512
           Harbor Capital Appreciation Fund                   222,811 shares              **            6,388,000
           Calamos Growth Fund                                 37,900 shares              **            2,007,929
           Harbor International Fund                           34,930 shares              **            1,491,507
      Common/collective trust:
 *         Putnam S & P 500 Fund                              336,423 shares              **           10,338,285
 *    Perrigo Company common stock                            693,565 shares                           11,977,865
 *    Participant loans                                      (6.0% to 11.5%)              **            3,248,544
====================================================================================================================

*  A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.